

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 10, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

Re: REM Business Solutions, Inc.
         Registration Statement on Form S-1/A
         Filed June 1, 2009
         File No. 333-158529

Dear Mr. Wolters:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your Articles of Incorporation identifies the company as REM Business Solutions, Inc; however, the prospectus refers to the company as REM Business Consulting Solutions, Inc. Please revise to use the company's legal name.

2.   We note your response to Comment One in our letter dated May 1, 2009. Your response did not provide any analysis as to why your company should not be considered a blank check company as defined by Rule 419. If you believe you are a blank check company please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. We note your disclosure on page nine that your business

Carl E. Wolters
REM Business Solutions, Inc.
June 10, 2009
Page 2

strategy is dependent upon your ability to grow by acquiring future complementary businesses.

3.	We note your response to Comment Three stating that Mr. David Monroe is no longer an officer and director of the company and has sold his shares to Mr. Carl E. Wolters, and thus not a promoter of the company. It is unclear based on your response as to why Mr. Monroe is not a promoter. Tell us why Mr. Monroe should not be considered a "promoter" of the company, as that term is defined in Rule 405 of Regulation C. We note that Mr. Monroe was the founder of the company and is listed as the incorporator in the Articles of Incorporation. We also note Mr. Monroe's continuing relationship with the company (e.g. executive, administrative and operating offices of the company are located at Mr. Monroe's office and are provided to the company at no charge). It appears that Mr. Monroe should be deemed a promoter of the company, so please revise your disclosure to reflect Mr. Monroe as a promoter of the company and include the information required by Item 401 of Regulation S-K.

Prospectus Cover Page

4.	Please revise the table to show the offering information based on the total minimum and total maximum amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 6

5.	We note the disclosure, "REM offers a list of services for business owners to choose from, depending on their particular business needs." This disclosure incorrectly implies that you possess current operations. Please correct.

Our Sole Officer and Director does not have prior experience in financial accounting, page 11

6.	We note your reference to Mr. Wolters as a career accountant with minimal experience in financial accounting. Please clarify what his area of expertise is (e.g. tax accounting?).

Risk Factors, page 8

7.	We note that you have deleted your risk factor disclosure stating that your success will depend entirely on the ability and resources of Mr. Monroe, your sole officer and director, and if you lost the services or financial support of Mr. Monroe, you would cease operations. Please advise given the recent transaction on May 22, 2009, between Mr. Monroe and Mr. Wolters.

Use of Proceeds, page 14

8.	We note you response to Comment Seven stating that additional detail was added to the Use of Proceeds section. However, it is unclear what disclosure was added other than two additional line items in the table. Thus, please revise the disclosure following the table to coincide with the disclosure in the table. We note your disclosure on page twenty-two describing a detailed breakdown of the costs of developing your website is set forth in the Use of Proceeds section. In addition, disclose the principal business reasons for this offering. Refer to Item 504 of Regulation S-K.

Dilution of the Price Paid for Shares, page 14

9.   Revise the table on page fifteen to reflect that 14 million shares held by existing shareholders are outstanding before the offering.

Plan of Distribution; Terms of the Offering, page 15

10.   We note your response to Comment Ten. Please advise how Mr. Wolters will determine the sophistication and experience of the investors willing to purchase your common shares being offered.

Business, page 19

11.   Please explain the involvement of Mr. Monroe in the company after the sale of his common shares to Mr. Wolters on May 22, 2009. Clarify whether Mr. Monroe will provide consulting or management services to the company. If so, provide the appropriate disclosure related to the services rendered.

12.   The disclosure added in response to Comment Twelve does not explain your current and immediate activities according to the requirements of Item 101 of Regulation S-K. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations. Please revise.

13.   Please revise this section to describe what experience and skills Mr. Wolters has related to operating a business consulting company. We note your disclosure addressing the experience Mr. Monroe has in business planning and consulting. In addition, we note the disclosure that Mr. Wolters is a lifetime accountant.

Facilities, page 21

14.   Clarify whether Mr. Monroe still provides the available space to the company rent free located at 1445 E. Rochelle #34, Las Vegas, NV 89119 given the recent address change of the company. We note the disclosure on page twenty-eight under related party transactions.

Management's Discussion and Analysis or Plan of Operation, page 21

15.   We note your response to Comment Sixteen stating you deleted references to the subscription website. Clarify your response with the disclosure on page twenty-three discussing attracting customers to your subscription website. Please advise or revise to explain the relevance of the subscription website to your business model.

Market for Common Equity, page 26

16.   Please revise your disclosure to reflect the Commission's current address: 100 F. St. N.E., Washington D.C. 20549.

Certain Relationships and Related Transactions, page 28

17.   Pursuant to the disclosure requirements of Item 701 of Regulation S-K, revise this section to describe fully the circumstances surrounding the May 22, 2009, transaction between Mr. Monroe and Mr. Wolters. Specifically, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Discuss the business reasons for the transaction and the consideration paid for the shares.

Financial Statements, page F-1

18.   Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Balance Sheet, page F-4

19.   Please label your balance sheet with appropriate financial currency signs.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Via Fax: (619) 564-8753